Exhibit 32.2

Certification Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to the requirement set forth in Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350, as adopted), Michael L. Sarina, Chief Financial Officer of Pac-West Telecomm, Inc. (the "Company"), certifies that, to the best of his knowledge:

1. The Company's Report on Form 10-Q for the quarterly period ended September 30, 2006, to which this Certification is attached as Exhibit 32.2 (the "Periodic Report"), fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

2. The information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operation of the Company.

In Witness Whereof, the undersigned has set his hands hereto as of the 20th day of November 2006.

/s/ Michael L. Sarina
Michael L. Sarina
Chief Financial Officer